CONFIDENTIAL TREATMENT REQUEST BY

PROSPERITY BANCSHARES, INC. PURSUANT TO 17 C.F.R. § 200.83

September 21, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Don Walker

Re:	Prosperity Bancshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

File No. 000-25051

Ladies and Gentlemen:

The purpose of this letter is to respond to your letter dated September 7, 2005 to David Zalman, President and Chief Executive Officer of Prosperity Bancshares, Inc. (the “Company”), setting forth the staff’s comments regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004. For reference purposes, the text of each comment is included below. The Company is requesting confidential treatment of portions of this letter pursuant to the provisions of 17 C.F.R. § 200.83. This letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and asterisks denote such omissions. Any correspondence, questions, notices and orders concerning this request may be addressed to David Hollaway, Prosperity Bancshares, Inc., 1301 N. Mechanic, El Campo, Texas 77437, (979) 543-2200 (telephone), (979) 543-1906 (facsimile) (the “Confidential Treatment Contact Person”).

Mr. Don Walker

September 21, 2005

Form 10-K

Notes to Consolidated Financial Statements

Note 5. Securities, page 69 and 70

1. Please refer to prior comment #1. Please provide the terms for the preferred security series you hold including but not limited to:

•	Whether the series are callable or not, cumulative or not, perpetual or not and the related terms,

•	The interest rate indices they are tied to for reset,

•	The reset schedule and terms of pricing and price at each reset date.

The staff is advised that the terms for the preferred security series held by the Company are as follows:

Description	Amount	Purchase Date	Coupon	Tax Equivalent Yield	Next Coupon Reset Date	Index
FHLMC PFD STK	$5,000,000.00	10/06/2000	3.58	4.93	12/31/2009	5 YR CMT
FHLMC PFD STK	2,000,000.00	11/05/1999	3.58	4.93	12/31/2009	5 YR CMT
FHLMC PFD STK	2,000,000.00	11/09/1999	3.58	4.93	12/31/2009	5 YR CMT
	9,000,000.00

FNMA PFD STK	5,000,000.00	03/20/2000	1.37	1.89	03/31/2006	2 YR CMT Less 16 basis points
FNMA PFD STK	5,000,000.00	09/26/2000	1.37	1.89	03/31/2006	2 YR CMT Less 16 basis points
FNMA PFD STK	5,000,000.00	02/08/2001	1.37	1.89	03/31/2006	2 YR CMT Less 16 basis points
	15,000,000.00

Total	$24,000,000.00

FNMA (Fannie Mae) securities are variable rate, non-cumulative, non-convertible, perpetual and callable on coupon reset date. The rates reset every 2 years (on March 31, beginning on March 31, 2002) to the 2 year CMT rate less 16 basis points.

FHLMC (Freddie Mac) securities are variable rate, non-cumulative, non-convertible, perpetual and callable on coupon reset date. The rates reset every 5 years (on December 31, beginning on December 31, 2004) to the 5 year CMT rate.

Mr. Don Walker

September 21, 2005

2. In your response letter dated August 24, 2005 you cited two preferred security series as examples for supporting your recovery projections for your preferred security series that are currently in unrealized loss positions. Your recovery assumptions rely on the preferred securities re-pricing models to behave similarly to bond models; however these securities have similar risks to those associated with equity securities as well. Please tell us how you considered the following in your analysis:

•	The change in the credit rating of the issuing companies from the time the series were issued to present day;

•	Any additional impact credit rating change would have on re-pricing;

•	The availability and applicability of preferred stock valuation models;

•	The impact and basis of the reset options, reset intervals, and length of the reset schedule;

•	The very low levels of interest rates at previous reset dates, and the higher current levels of interest rates, and the expected changes in interest rates;

•	The degree of comparability between the terms of the example securities and the preferred security series you hold; and

•	Any additional information that supports your belief that your securities will behave in the same manner as the example securities.

With respect to the specific questions noted above, the Company would respectfully request that the staff please consider the following:

•	The change in the credit rating of the issuing companies from the time there series were issued to present day

As noted below, the ratings of these securities are basically unchanged since the purchase date. The securities are still considered high quality investment grade, which supports the conclusion that it is not a credit impairment issue that is negatively impacting these securities.

FNMA (Fannie Mae)

a. At purchase:	Moody’s Aa3; S&P AA-; Fitch A+

b. Today:	Moody’s Aa3; S&P AA-; Fitch A+

FHLMC (Freddie Mac)

a. At purchase:	Moody’s Aa3; S&P AA-; Fitch AA

b. Today:	Moody’s Aa3; S&P AA-; Fitch AA-

Mr. Don Walker

September 21, 2005

•	Any additional impact the credit rating change would have on re-pricing

As with any security, if the rating agencies were to downgrade the securities to junk status, there is the potential for a substantially negative impact on the prices of the securities. However, the Company’s analysis has concluded that it is not the credit status of the FHLMC and FNMA securities that is affecting their price (see above credit ratings). The accounting problems that each entity experienced, and in FNMA’s case the delay in filing restatements to its financial statements, may have contributed to the adverse pricing of these securities. Management believes that if these entities return to regular reporting of financial results, it should help alleviate some of the uncertainty surrounding these organizations and in return ease the negative drag on the security prices.

•	The availability and applicability of preferred stock valuation models

Although agency preferred stocks are technically equity securities in name, they are, in substance, debt-like instruments and should be treated accordingly because:

1. They do not offer any conversion option or participation in the profitability of the issuers;

2. They have par amounts, dividends that replace interest payments, track Treasury indices, and are callable at par; and

3. Although they do not have a maturity date, they act very much like long-term (30 year) subordinated debt.

The primary difference between these securities and long-term subordinated debt is the tax treatment.

The valuation model the Company uses gives consideration to the perpetual nature of these securities. The model is run two ways (1) assuming a call is exercised in the distant future (20 years) similar to a debt security and (2) assuming a call is never exercised, replicating an equity security that has no maturity date. In fact, aside from the tax treatment, the agencies could have issued true debt securities with long maturity dates and nearly identical features as contained in these preferred stocks.

Mr. Don Walker

September 21, 2005

•	The impact and basis of the reset options, reset intervals, and length of the reset schedule

FNMA (Fannie Mae)

As previously noted, the FNMA issues reset every 2 years based on the 2 year CMT rate less 16 basis points and this reset option allows the security to re-price at current market rates. This reset can have an impact on the pricing of the securities both positive and negative, depending on where rates are at the time the coupon resets and where rates are headed until the next reset date. The past two coupon reset dates (March 2002 and March 2004) saw the prices of these securities decrease because the resets occurred as the 2 year CMT rate was declining to historic lows. With rates now increasing, and projected to continue to increase for the near future, the value of these securities is expected to regain value as they approach their reset date. This is exactly what has happened in the two examples the Company provided (see detail below) and is also reflected in the FNMA issues the Company owns. The Company’s FNMA securities have increased 6% in value since December 31, 2004 because of rising interest rates and the approaching coupon reset date (March 31, 2006). Had this FNMA issue reset using current rates, with the 2 year CMT at 3.87%, the current coupon of 1.37% would increase to 3.71% (2 year CMT less 16 basis points), or 5.11% on a tax equivalent basis.

FHLMC (Freddie Mac)

The FHLMC securities reset every 5 years based on the 5 year CMT Rate. The first coupon reset was in December 2004, at a time when the 5 year CMT had declined approximately 60% from the date that this security was issued. Going forward, the 5 year CMT is projected to increase back to the rate levels in existence when this security was first issued (see the Bloomberg survey submitted as Schedule E and the rate projections submitted as Schedule D included with the Company’s letter dated August 24, 2005 (“First Letter”)). These rising rates in conjunction with the next reset date are expected to lead to a rise in the pricing of these securities, causing them to regain their carrying value. This is supported by the two examples provided below and the recent price increase in the Company’s preferred stock noted above. It should also be noted that projected rate increases simply put rates back to their historical averages, up from the very low rates of recent times.

The reset schedules are important because price changes in these securities are highly correlated to changes in interest rates at the reset dates. The reset date then has to be considered in conjunction with the absolute level of interest rates and the direction rates are moving at reset. If over time the value of the securities do not significantly move in value despite changes in interest rates and the passage of

Mr. Don Walker

September 21, 2005

reset dates, then additional analysis needs to be done to determine what else is impacting the value of these securities and if there is an other-than-temporary impairment.

•	The very low levels of interest rates at previous reset dates, and the higher current levels of interest rates, and the expected changes in interest rates

The very low level of interest rates has been a significant factor affecting the pricing of these securities. With interest rates at their lowest levels in over 40 years and the coupon rates resetting during this time frame, the impact on prices were negative and substantial because of the leveraged impact of the tax treatment of these securities. However, with interest rates currently at higher levels and projected to further increase, the impact is expected be positive to the value of these securities. The Bloomberg survey (Schedule E submitted with the First Letter) projects rates to move back to average levels, which would return these securities to their original carrying value or greater. The time frame for the projections covers the next four years (including coupon reset dates). In fact, during past periods when interest rates were at the levels projected for the coming years, these securities did trade at carrying value or better. It should be noted that the Board of Governors of the Federal Reserve System (“Federal Reserve”) has publicly stated that rates are too low, and they intend to bring them back to more historical levels. Since mid 2004, the Federal Reserve has raised rates 10 times, and they have expressed the necessity to continue this trend.

•	The degree of comparability between the terms of the example securities and the preferred security series you hold

The first example cited in the Company’s First Letter was a FHLMC preferred stock security (variable rate, non-cumulative, non-convertible, perpetual and callable every coupon reset date) that resets every 2 years based on the 2 year CMT rate. These securities reset in March of 2005 at 3.93% or 5.41% on a tax equivalent basis up from 1.82% or 2.51% on a tax equivalent basis, reflecting a higher rate environment compared with the previous reset which happened at a time when rates were at historic lows. As these securities approached their coupon reset date, the price increased in value approximately 10%.

The second example cited was a FHLMC preferred stock security (variable rate, non-cumulative, non-convertible, perpetual and callable every coupon reset date) that resets every year based on the 1 year Libor rate. These securities reset in March 2005 at 3.64% or 5.01% on a tax equivalent basis up from 1.14% or 1.57% on a tax equivalent basis, once again reflecting a higher rate environment compared to the previous reset which happened at a time when rates were at historic lows. As these securities approached their coupon reset date, the price

Mr. Don Walker

September 21, 2005

increased in value approximately 3%. Because this security re-prices annually, and it is rapidly approaching another reset date in a rising rate environment, it has increased in value an additional 5%.

By comparison, the terms of the Company’s two securities are very similar:

Rule 83 confidential treatment request made by Company; request numbers 1-4.

FNMA preferred stock security owned by the bank (variable rate, non-cumulative, non-convertible, perpetual and callable every coupon reset date) resets every 2 years based on the 2 year CMT rate less 16 basis points. The last reset of 1.37% (1.89% on a tax equivalent basis) in March 2004 came during a time of historically low interest rates. Rates have significantly increased since then and they are projected to be much higher at next reset date in March 2006. For example, the 2 year CMT is projected to be ***1 (see the First Letter including rate projections submitted as Schedule D), which would put the new coupon rate at ***2 (2 year CMT less 16 basis points) or ***3 on a tax equivalent basis. This increase in rate is similar to the above examples. The FNMA issues the Company owns have many of the same features as the securities in the example above; specifically, variable rate, non-cumulative, non-convertible, perpetual and callable at every coupon reset date. Because of the comparability of these securities, the Company’s FNMA issues are expected to increase in price as historically evidenced by the comparable examples provided. It should be noted that the amount of the rate increase at reset date for the Company’s FNMA securities, based on the projections included in the First Letter, is expected to be ***4 compared with the 110 and 150 basis points, respectively for the two examples above. In fact, as of August, Bloomberg pricing shows that the Company’s FNMA securities have improved 6% in value since December 31, 2004, reflecting rising rates and the approaching coupon reset date.

[1]	The Company requests that the information contained in request number 1 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.
[2]	The Company requests that the information contained in request number 2 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.
[3]	The Company requests that the information contained in request number 3 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.
[4]	The Company requests that the information contained in request number 4 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.

Mr. Don Walker

September 21, 2005

Rule 83 confidential treatment request made by Company; request number 5.

FHLMC preferred stock security (variable rate, non-cumulative, non-convertible, perpetual and callable every coupon reset date) resets every 5 years based on the 5 year CMT rate. The last reset was in December 2004 at a rate of 3.58% or 4.93% on a tax equivalent basis. Although this security has been in a loss position (market value below carrying value) for less than a year, it has been included in this analysis because of its similarity to the other preferred securities and the fact that it is currently in a loss position. Based on the above examples, these securities should also behave similarly in terms of pricing. Looking ahead to the next coupon reset date in December 2009, the securities are expected to continue to gain value as rates are projected to continue to rise over the next few years (pricing will not occur on a straight line bases). Based on the First Letter and rate projections, the 5 year Treasury rate is expected to increase to ***5, and this event will have a positive impact on their pricing. Again these securities are similar to the examples above in that rising interest rates are expected to have a positive impact on the price, especially as they get closer to the next coupon reset date.

The Company uses the two example securities, very similar to its own, to illustrate that it is interest rates that are impacting valuation, and the Company can extrapolate that same effect to extend to its FNMA and FHLMC securities as well. The market price of its securities will move up but not on a straight line basis. The reasoning for this is that the coupon rates of these securities reset at historically low rates (rates not seen this low in over 40 years) and as market rates approach more normal levels (average levels), the pricing impact on these securities will be positive. With projected rates of 6% (not unreasonable considering the 2 and 5 year have averaged 6% over the last twenty years) and with the ability to reset coupon at reset dates, the model shows that the securities the Company owns will most likely get back to their carrying value (see Schedules D, G & H submitted with the First Letter).

•	Any additional information that supports your belief that your securities will behave in the same manner as the example securities

The Company’s securities are projected to react in the same manner as the example securities because interest rates are currently at higher levels, and are expected to not only stay at these levels, but increase (see Schedule E, Bloomberg survey submitted with the First Letter). This will have a positive impact on the

[5]	The Company requests that the information contained in request number 5 be treated as confidential information and that the Commission provide timely notice to the Confidential Treatment Contact Person identified on Page 1 before it permits any disclosure of the marked information.

Mr. Don Walker

September 21, 2005

pricing for both the Company’s FNMA and FHLMC securities as illustrated by the two example securities. Going forward, the price changes of the securities the Company owns should reflect and be impacted by changes in interest rates (market). Accordingly, these securities have the potential to reach their par value or better. They have traded at greater than par in the past based on market interest rates in relation to the rates of these securities.

Based on the above analysis, the Company has concluded that there are no other-than-temporary impairment issues at this time. Management will continue to monitor all of its securities on a quarterly basis to insure that the assumptions used have not materially changed and thus create a situation of other-than-temporary impairment.

In connection with this response letter with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please direct them to David Hollaway at (979) 543-2200.

Very truly yours,

/s/ David Zalman
David Zalman
President and Chief Executive Officer